Exhibit 99.2

Femto Technologies Inc. 2264 East 11th Avenue Vancouver, B.C., Canada Ph: +1 (604) 833-6820

NEWS RELEASE

Femto Technologies Inc. Announces Closing of $17 Million Private Placement

ASHKELON, ISRAEL AND VANCOUVER, BRITISH COLUMBIA – FEBRUARY 28, 2025 - Femto Technologies Inc. (Nasdaq: FMTO) (“Femto” or the “Company”), a FemTech pioneer and the creator of Sensera, a feminine wellness product, today announced the closing of its previously announced private placement of approximately $17 million of Common Shares (also known as Subordinate Voting Shares under British Columbia corporation law) and pre-funded and investor warrants at a price of $4.17 per Common Unit.

The offering consisted of the sale of 4,076,736 Common Units (or Pre-Funded Units), each consisting of (i) one Common Share or Pre-Funded Warrant, (ii) one Series A Warrant to purchase one Common Share per warrant and (iii) one Series B Warrant to purchase one Common Share per warrant. The offering price per Common Unit was $4.17 (or $4.16999 for each Pre-Funded Unit, which is equal to the offering price per Common Unit sold in the offering minus an exercise price of $0.00001 per Pre-Funded Warrant). The Pre-Funded Warrants are immediately exercisable and may be exercised at any time. The initial exercise price of each Series A Warrant is $5.21 per Common Share. The Series A Warrants are exercisable immediately and have a term of 60 months. The number of securities issuable under the Series A Warrants is subject to adjustment as described in more detail in the report on Form 6-K filed in connection with the offering. The initial exercise price of each Series B Warrant is $12.51 per Common Share or pursuant to an alternative cashless exercise option. The Series B Warrants are immediately exercisable and have a term of 30 months. The number of securities issuable under the Series B Warrants is subject to adjustment as described in more detail in the report on Form 6-K filed in connection with the offering.

Aggregate gross proceeds to the Company were approximately $17 million. The transaction has closed on February 28, 2025. The Company expects to use the net proceeds from the offering, together with its existing cash, for general corporate purposes and working capital.

Aegis Capital Corp. is acting as exclusive placement agent for the private placement. Louis A . Brilleman, P.C. is acting as counsel to the Company. Kaufman & Canoles, P.C. is acting as counsel to Aegis Capital Corp.

The securities described above were sold in a private placement transaction not involving a public offering and have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or applicable state securities laws. Accordingly, the securities may not be reoffered or resold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws. The securities were offered only to accredited investors. Pursuant to a registration rights agreement with the investors, the Company has agreed to file one or more registration statements with the SEC covering the resale of the Common Shares and the Shares issuable upon exercise of the pre-funded warrants and warrants.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

ABOUT SENSERA

Sensera is a feminine wellness device on a mission to bridge the gap between feminine pleasure and wellness, providing a holistic self-care experience that adapts to a woman’s changing needs. Sensera utilizes Femto’s proprietary Smart Release System (SRS) technology, including machine learning and AI, to enhance feminine wellness. Sensera is a CES Innovation Awards® 2025 Honorary in the AI category.

For more information on Sensera, please visit www.senserawellness.com and follow us on Instagram, Facebook, and YouTube.

ABOUT FEMTO TECHNOLOGIES, INC.

Femto Technologies Inc. (Nasdaq: FMTO), previously known as BYND Cannasoft Enterprises Inc., is a public Femtech company, pioneering a transformative change in the sphere of female wellness. Its proprietary Smart Release System (SRS technology) is embedded in Sensera, which has been named CES Innovation Awards® 2025 honoree in the AI category. Femto’s SRS technology is driving its R&D activities and product manufacturing for a variety of Femtech products.

The devices described in this news release are concept devices that are in the first stage of development and will be subject to testing, experiments and regulatory approvals and therefore there is no certainty that they will eventually be marketed.

For more information, please visit www.femtocorp.com and on SEDAR+: www.sedarplus.ca

MEDIA CONTACT

For product demonstration and media

Samantha Breen

Opportunity PR (for Sensera)

samantha@opportunitypr.com

+1 949.290.2834

COMPANY CONTACT

Gabi Kabazo

Chief Financial Officer

Tel: (604) 833-6820

e-mail: ir@femtocorp.com

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain statements that may be deemed “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended and under Canadian securities laws. When used in this news release, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties, and actual circumstances, events or results may differ materially from those projected in such forward-looking statements.

Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual events or developments may differ materially from those in forward-looking statements. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause the Company’s actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Such statements reflect the Company’s current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause actual results to differ materially from the statements made, including future financial performance, use of proceeds from the offering, unanticipated regulatory requests and delays, final patents approval, timing of the Sensera pre-order and those factors discussed in filings made by the company with the Canadian securities regulatory authorities, including (without limitation) in the company’s management’s discussion and analysis for the year ended December 31, 2023 and annual information form dated April 2, 2024, which are available under the company’s profile at www.sedarplus.ca, and in the Company’s Annual Report on Form 20-F for the year then ended that was filed with the U.S. Securities and Exchange Commission on April 3, 2024. Should one or more of these factors occur, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. Any such forward-looking statements represent management’s estimates as of the date of this news release. While we may elect to update such forward-looking statements at some point in the future, we disclaim any obligation to do so, even if subsequent events cause our views to change. Shareholders are cautioned not to put undue reliance on such forward-looking statements.